

August 19, 2010

Mr. Albert Chen, Chief Financial Officer
China Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.

> **Re: China Cord Blood Corporation**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed July 16, 2010**
> **File No. 001-34541**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Operating and Financial Review and Prospects, page 62

Average Revenue per Subscriber, page 65

1. We note you collect an insurance premium from each subscriber and forward it to an independent third party health insurance provider. Please revise to disclose, to the extent material, the net amount recorded in the statement of operations related to the insurance arrangements and a description of your accounting policy with respect to these insurance arrangements.

2.   We note that you collect an insurance premium of RMB120 annually from each subscriber to cover potential hospitalization costs of the newborn. Please revise to disclose whether the subscriber can elect not to pay the insurance premium and why a subscriber would continue to pay the insurance premium in years after the birth of his or her newborn.

Duration of Subscription Services, page 66

3.   We note in the last bullet that you have not experienced early termination by a significant number of your subscribers in the past. Please explain to us and revise to disclose when you consider a subscription to be terminated and tell us the number of early terminations experienced in each of the past three years. In other words, clarify if a subscription is considered terminated upon the elapsing of a certain timeframe in which the storage fee has not been paid or upon some other event.

Critical Accounting Policies, page 70

Allowance for Doubtful Receivables, page 73

4.   Please revise to describe the extent you use specific identification of accounts receivable in establishing your allowance for doubtful receivables and contrast that with the extent you establish your allowance based on a general reserve.

Revenues, page 78

5.   We note that the total units stored by your subscribers increased from 84,060 on March 31, 2009 to 129,312 on March 31, 2010, and you experienced 45,252 new subscribers. Thus, it appears to us that the number of new subscribers is presented net of early terminations. Disclose the amount of early terminations for each period, or confirm that there were no early terminations. Please revise to clarify wherever you present a number representing activity during the year or a balance as of the end of the year whether these amounts are presented net of any other items and quantify and describe these items.

Consolidated financial statements, page F-1

Consolidated statements of operations, page F-9

6.   We note that you do not include accretion to redeemable ordinary shares redemption value in presenting net income attributable to China Cord Blood Corporation shareholders. Please amend your 20-F to include this accretion in your net income attributable to China Cord Blood Corporation shareholders pursuant to SAB Topic 6:B.

Note 2 Summary of significant accounting policies, page F-17

(k) Revenue Recognition, page F-21

7.   We note Option Three of payment method on page 66 provides payment of the processing fee by installment for 18 years and you recognize processing fees as revenue upon successful completion of processing services that the cord blood unit meets all the required attributes for storage. We also note that you waive the penalty charges to subscribers for early termination. Please tell us and disclose in an amended Form 20-F how you considered the collectability of such installments to be reasonably assured given the long period over which installment payments are to be made, the lack of penalty charged for early termination, and your limited operating history. In your response, provide us with a processing fees accounts receivable aging analysis.

Note 3 Accounts receivable, net, page F-26

8.   Please reconcile for us the number of new subscribers who elect Option Three to the increase in accounts receivable for processing fees. In this regard, we calculate the increase in combined current and non-current processing fee accounts receivable to be RMB90,578 thousand. Dividing this amount by the RMB5 thousand processing fee yields an estimated number of new subscribers to be approximately 18,116, which differs from the 24,934 new subscribers reported on page 66 (calculated as 55.1% of the total 45,252 new subscribers).

Note 4 Inventories, page F-27

9.   We note on page 41 that the number of successful matches for donated units were 13, 21, and 20 for each of the past three respective fiscal years. We further note that you charge a fee of RMB15 thousand for providing one or more matching units in a cord blood transplant.   It appears that you would need to match approximately 1,976 units in order to recover the RMB29,637 thousand that is capitalized as inventories for donated umbilical cord blood processing costs. Based on your historical experience of providing matches, please explain to us why you believe the amount of inventory is recoverable. In your response, provide us with your projections of matching fees used to evaluate the recoverability of inventory and the basis for your projections. In addition, tell us the useful life of the donated cord blood.

Note 27 Pro forma net income per share information, page F-47

10.   Please revise to remove the pro forma net income per share information. Pro forma earnings per share reflecting the conversion of redeemable ordinary shares should not be presented in financial statements issued subsequent to the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: via facsimile
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb, LLP
        (212) 504-3013